NYSE Regulation determined to suspend the Common Stock of Evergreen Energy, Inc. (the 'Company') from trading on NYSE Arca, Inc.
('NYSE Arca') prior to the opening on Friday, December 2, 2011.

This decision was reached because the Company is no longer in compliance with the minimum stock price and minimum net worth required for continued listing on under NYSE Arca Equities Rule
5.5(b). Additionally, the Company is no longer in compliance with Rule 5.5(l)(3) in that its financial condition has become so impaired that it appears questionable as to whether the Company will be able to continue operations and/or meet its obligations as they mature. Finally, NYSE Regulation noted that the Company is no longer compliant with the Rule 5.3(k)(5)(C)(i) in that its audit committee currently has only two members.

The Company could not affirm an ability to cure such deficiencies within the time frame permitted by NYSE Arca's policies.

The Company sought to appeal NYSE Regulation's determination but later withdrew such appeal.

The Company has advised NYSE Regulation that its Common Stock will be quoted on the OTC Bulletin Board following the suspension.